EXHIBIT 11.1

Earnings Per Share

CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income Per Share of Common Stock

(in thousands, except per share data)

Year Ended
December 31, 2003
Basic
Shares outstanding at the start of the period	35,704
Weighted average of new shares issued during the period	—
Weighted average of treasury shares issued during the period for exercise of stock options, other compensatory plans, and acquisitions	295
Weighted average of treasury shares purchased during the period	(15)

Average shares outstanding – basic	35,984

Effect of Dilutive Securities
Dilutive shares outstanding – assuming dilution	207

Average shares outstanding – assuming dilution	36,191

Net income	$76,404

Income Per Common Share – Basic
Net income	$2.12

Income Per Common Share – Diluted
Net income	$2.11

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